POPSHOTS LLC

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this "*Agreement*") is made as of the date set forth on the signature page to this Agreement (the "*Effective Date*"), by and between Popshots LLC, a Delaware limited liability company (the "*Company*") and the purchaser set forth on the signature page to this Agreement ("*Purchaser*").

WHEREAS, the Company desires to raise up to approximately $2,500,000 by issuing up 343,879 Class A Units of the Company at a price of $7.27 per unit (the "*Offering*");

WHEREAS, if the Company raises at least $1,000,000 in the Offering, the Company will issue Class A Units to existing holders of Convertible Promissory Notes (the "Noteholders") in the aggregate principal amount of $1,000,000, together with interest accrued thereon, which Class A Units will be issued at an 20% discount to the per-share price being utilized in the Offering (i.e., $5.82 per Unit);

WHEREAS, the Purchaser desires to purchase the number of Class A Units for the cash amount actually delivered by the Purchaser to the Company (the "Purchase Price"), each as set forth on the signature page to this Agreement; and

WHEREAS, the Company is hereby issuing to the Purchaser the number of Class A Units of the Company as set forth on the signature page to this Agreement (the "*Membership Interest*") to Purchaser pursuant to the terms of that certain Limited Liability Company Agreement, dated as of January 9, 2013 between the Company and its members, as amended by that certain First Amendment to Limited Liability Company Agreement, dated as of July 2014, that certain Second Amendment to Limited Liability Company Agreement, dated as of June 24, 2015 and that certain Third Amendment to Limited Liability Company Agreement, dated as of August 10, 2017 (as the same may be further amended and/or restated from time to time, the "*Operating Agreement*"). Capitalized terms that are used herein but not defined having the meanings assigned to them in the Operating Agreement.

NOW, THEREFORE, the parties, for good and valuable consideration the sufficiency of which is hereby acknowledged, agree as follows:

1. **Purchase of Units; Operating Agreement.**

    (a)   Purchaser hereby agrees to purchase the Membership Interest for the amount set forth on the signature page to this Agreement. The closing of the sale and purchase of the Membership Interest under this Agreement (the "*Closing*"), including payment for the Membership Interest shall be deemed to have occurred at the offices of the Company immediately following the execution of this Agreement, or at such other time and place as the parties hereto may mutually agree (the "*Closing Date*").

(b) Purchaser hereby acknowledges and agrees that the transfer of the Membership Interest shall be subject to the terms, conditions and restrictions set forth in this Agreement and the Operating Agreement. Purchaser hereby acknowledges receipt of the Operating Agreement and hereby agrees that upon execution of this Agreement, it shall be (a) deemed a party to the Operating Agreement, and (b) fully bound by, and subject to, all of the covenants, terms and conditions of the Operating Agreement. Purchaser further acknowledges and agrees that compliance with the Operating Agreement, and the procurement of the necessary waivers, consents and approvals as set forth therein, is a condition to any transfer of the Membership Interest.

2. **Investment Representations.** In connection with the purchase of the Membership Interest, Purchaser represents to the Company, as of the Closing Date, the following:

(a) Purchaser is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Membership Interest. Purchaser is purchasing the Membership Interest for investment for Purchaser's own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "*Act*").

(b) Purchaser understands that the Membership Interest has not been registered under the Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Purchaser's investment intent as expressed herein.

(c) Purchaser further acknowledges and understands that the Membership Interest must be held indefinitely unless the Membership Interest is subsequently registered under the Act or an exemption from such registration is available. Purchaser further acknowledges and understands that the Company is under no obligation to register the Membership Interest.

(d) Purchaser is aware and agrees to the restrictions on transfer and other restrictions set forth in the Operating Agreement.

(e) Purchaser is familiar with the provisions of Rules 144, under the Act, as in effect from time to time, which, in substance, permit limited public resale of "restricted securities" acquired, directly or indirectly, from the issuer thereof (or from an affiliate of such issuer), in a non-public offering subject to the satisfaction of certain conditions. The Membership Interest may be resold by Purchaser in certain limited circumstances subject to the provisions of Rule 144, which requires, among other things: (i) the availability of certain public information about the Company and (ii) the resale occurring following the required holding period under Rule 144 after Purchaser has purchased, and made full payment of (within the meaning of Rule 144), the securities to be sold.

(f) Purchaser further understands that at the time Purchaser wishes to sell the Membership Interest there may be no public market upon which to make such a sale, and that, even if such a public market then exists, the Company may not be satisfying the current public information requirements of Rule 144, and that, in such event, Purchaser would be precluded from selling the Membership Interest under Rule 144 even if the minimum holding period requirement had been satisfied.

(g)   Purchaser is not subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Act. **If this representation and warranty becomes inaccurate, incomplete or changes in any way, the Purchaser agrees that it shall advise the Company to that effect and shall furnish any information that may be appropriate as a result of any development, including the passage of time and any new relationships that may develop on the future**.

(h)   Purchaser acknowledges and agrees that:

i.   in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby it has relied solely upon its own investigation and the express representations and warranties set forth in Section 3 of this Agreement;

ii.   the Company is currently indebted to Victor Bauer, Jason Bauer, Harley Bauer, Michael Glickman and Alfred Heitkonig, pursuant to certain Secured Promissory Notes, in the initial principal amount of $200,000.00 in the aggregate (collectively, the "Member Notes"), and intends to repay $100,000.00 of such indebtedness from the proceeds of the Offering;

iii.   neither the Company or its officers, directors, managers, members, affiliates, agents or representatives has made any representation or warranty with respect to the Company, except as expressly set forth in Section 3; and

iv.   the Company makes no representation or warranty with respect to (A) any projections, estimates or budgets delivered to or made available to Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company's business, or (B) any other information or documents made available to Purchaser or its counsel, accountants or advisors with respect to the Company's or its respective businesses, assets, liabilities or operations, except as expressly set forth in this Agreement. Purchaser is an informed and sophisticated purchaser, and has engaged expert advisors experienced in the evaluation and purchase of companies and assets such as contemplated hereunder. Purchaser has undertaken such investigations and been provided with, and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.

3.   Company Representations. Except as otherwise disclosed below, the Company, in connection with the purchase of the Membership Interest, represents to Purchaser, as of the Closing Date, the following:

(a)   **Organization, Good Standing and Qualification**. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite limited liability company power and authority to own and operate its properties and assets, to execute and deliver this Agreement, to issue and sell the Membership Interest and to carry out the provisions of this Agreement and the Operating Agreement. The Company is duly qualified to do business and is in good standing as a foreign limited liability company in all jurisdictions in which the nature of its activities and of its properties makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   **Subsidiaries**. The Company does not own or control any equity security or other interest of any other corporation, partnership, limited liability company or other business entity. Since its inception, the Company has not consolidated or merged with, acquired all or substantially all of the assets of, or acquired the stock of or any interest in any corporation, partnership, limited liability company or other business entity.

(c)   **Capitalization; Voting Rights.** The rights, preferences, privileges and restrictions of the Membership Interest are as stated in the Operating Agreement. When issued in compliance with the provisions of this Agreement and the Operating Agreement, the Membership Interest will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances other than any set forth in the Operating Agreement; *provided, however,* that the Membership Interest may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein or as otherwise required by such laws at the time a transfer is proposed. Assuming 343,879 Class A Units are sold to purchasers in the Offering, and 171,821 Class A Units are issued to Noteholders in the Offering, the only equity securities of the Company that have been issued as of the Closing Date are set forth on **Exhibit A** attached hereto.

(d)   **Authorization; Binding Obligations.** All limited liability company action on the part of the Company, its officers, directors, and members necessary for the authorization of this Agreement, the authorization of the Membership Interest, the performance of all obligations of the Company hereunder and thereunder at the Closing and the authorization, sale, issuance and delivery of the Membership Interest pursuant hereto and pursuant to the Operating Agreement has been taken or will be taken prior to the Closing Date. This Agreement, when executed and delivered, will be the valid and binding obligation of the Company enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and (b) general principles of equity that restrict the availability of equitable remedies. The sale of the Membership Interest is not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with.

(e)   **Compliance with Other Instruments**. To the Company's Knowledge, the Company is not in violation or default of any term of its Operating Agreement, or of any

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provision of any mortgage, indenture, contract, lease, agreement, instrument or contract to which it is party or by which it is bound or of any judgment, decree, order or writ other than (i) any such violation that would not have a material adverse effect on the Company, and (ii) the Member Notes. The execution, delivery, and performance of and compliance with this Agreement, and the issuance and sale of the Membership Interest pursuant hereto, will not, with or without the passage of time or giving of notice, result in any such material violation, or be in conflict with or constitute a material default under any such term or provision, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company or the suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties.

(f) **Compliance with Laws**. The Company has not received any written notice alleging it is, nor to the Company's knowledge is it, in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government, or any instrumentality or agency thereof, in respect of the conduct of its business or the ownership of its properties, which violation would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company. No governmental orders, permissions, consents, approvals or authorizations are required to be obtained and no registrations or declarations are required to be filed in connection with the execution and delivery of this Agreement or the issuance of the Membership Interest, except such as have been duly and validly obtained or filed, or with respect to any filings that must be made after the Closing, as will be filed in a timely manner. To the Company's Knowledge, the Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could materially and adversely affect the business, assets, properties or financial condition of the Company and believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as planned to be conducted.

(g) **Environmental and Safety Laws**. To its Knowledge, the Company is not in violation of any applicable statute, law or regulation relating to the environment or occupational health and safety, and to the Company's Knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation.

(h) **Executive Officers and Members.** To the Knowledge of the Company, no executive officer or person nominated to become an executive officer of the Company (a) has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding minor traffic violations and violations for driving under the influence) or (b) is or has been subject to any judgment or order of, the subject of any pending civil or administrative action by the Securities and Exchange Commission or any self-regulatory organization.

(i) **Disclosure.** Except as otherwise expressly set forth in this Section 3, **THE COMPANY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE COMPANY OR ITS ASSETS**. Purchaser shall rely on its own examination and investigation of the same. Except for the representations and warranties contained in this Section 3, the Company hereby disclaims all liability and responsibility for any representation, warranty, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser, or its affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided by any director, officer, manager, member, employee, agent, consultant, or representative of either of the Company or any of its affiliates or representatives).

4. **Transfer Restrictions**. In addition to any other limitation on transfer created by applicable securities laws, Purchaser shall not assign, hypothecate, donate, encumber or otherwise dispose of any interest in the Membership Interest except in compliance with the provisions herein and applicable securities laws. Furthermore, the Membership Interest shall be subject to any restrictions on transfer that may be contained in the Operating Agreement.

5. **Irrevocable Proxy; SPV Reorganization**.

(a) Except for Purchasers specifically exempted by the Company in writing, the Purchaser hereby appoints, and shall appoint in the future upon request, the Company as the Purchaser's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this Agreement and on behalf of the Purchaser, (i) give and receive notices and communications, (ii) execute any instrument or document that the Company determines is necessary or appropriate in the exercise of its authority under this Agreement or the Operating Agreement, and (iii) take all actions necessary or appropriate in the judgment of the Company for the accomplishment of the foregoing. The proxy and power granted by the Purchaser pursuant to this Section 5(a) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Purchaser is an individual, will survive the death, incompetency and disability of the Purchaser and, so long as the Purchaser is an entity, will survive the merger or reorganization of the Purchaser or any other entity holding Membership Interests issued pursuant to the terms of this Agreement.

(b) Other than with respect to the gross negligence or willful misconduct of the Company, in its capacity as the Purchaser's true and lawful proxy and attorney pursuant to Section 5(a) (collectively, the "**Proxy**"), the Proxy will not be liable for any act done or omitted in its capacity as representative of the Purchaser pursuant to this Agreement while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this Agreement, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Purchaser otherwise exist against the Proxy. The Purchaser shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Purchaser pursuant to this Agreement or the Operating Agreement, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy shall reimburse the Purchaser the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the

Purchase Price received by the Company pursuant to this Agreement). In no event will the Proxy be required to advance its own funds on behalf of the Purchaser or otherwise. The Purchaser acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this Agreement and the Operating Agreement. A decision, act, consent or instruction of the Proxy constitutes a decision of the Purchaser and is final, binding and conclusive upon the Purchaser. The Company, Members of the Company, directors, officers and employees of the Company, and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Purchaser. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(c)   The Purchaser hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize any Membership Interests issued pursuant to the terms of this Agreement into a special-purpose vehicle or other entity designed to aggregate any or all of the Membership Interests issued in connection with the Offering.

6.   **Miscellaneous**.

(a)   The parties hereto designate as the respective addresses for the receipt of any notice under this Agreement the addresses set forth on the signature page to this Agreement.

(b)   No modification, amendment or waiver of any provision of this Agreement shall be effective against any party hereto unless such modification, amendment or waiver is approved in writing by such party; provided such amendment shall not alter the parties' obligations to comply with the terms of Operating Agreement or alter or affect any of the Company's rights hereunder. No other course of dealing between the Company and Purchaser or any delay in exercising any rights hereunder will operate as a waiver by any of the parties hereto of any rights hereunder.

(c)   The representations, warranties, covenants and agreements made herein by the Company shall survive until the first (1st) anniversary of the Closing. The representations, warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by the Purchaser, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, any of the Purchaser or any of its representatives, and shall be the sole and exclusive remedy of the Purchaser for any damage that the Purchaser may at any time suffer or incur, or become subject to, in connection with this Agreement or the Offering ("Adverse Consequences"). Notwithstanding anything to the contrary, except with respect to claims involving, arising out of or based on fraud, the Company's liability (for indemnification or otherwise) with respect to Adverse Consequences, in any instance or in total, shall not exceed the Purchase Price actually received by the Company from the Purchaser.

(d)   All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto whether so expressed or not.

(e)   This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

(f)   This Agreement shall be governed in all respects by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and performed entirely in Delaware.

(g)   Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein.   Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this Section 6(g) being untrue.

(h)   It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring.   It is further agreed that any waiver, permit, consent or approval of any kind or character on any party's part of any breach, default or noncompliance under this Agreement or any waiver on such party's part of any provisions or conditions of the Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing.   All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

(i)   Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

(j)   As used in this Agreement, "Company's Knowledge" or "Knowledge of Company" or similar expressions shall mean the actual knowledge of Harley Bauer and Michael Glickman.

(k)   Except as otherwise expressly set forth in this Agreement, this Agreement, the Operating Agreement and the other agreements referred to in this Agreement embody the complete agreement and understanding among the parties to this Agreement with respect to the subject matter of this Agreement, and supersede and preempt any prior understandings, agreements, or representations by or among the parties or their predecessors, written or oral, which may have related to the subject matter of this Agreement in any way.

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SIGNATURE PAGE
TO
MEMBERSHIP INTEREST PURCHASE AGREEMENT
AND
OPERATING AGREEMENT:

By execution of this Signature Page to Membership Interest Purchase Agreement and Operating Agreement in the space provided below, the undersigned hereby agrees to be bound by (A) this Membership Interest Purchase Agreement and (B) the Limited Liability Company Agreement of Popshots, LLC, dated as of January 9, 2013 between the Company and its members, as amended by that certain First Amendment to Limited Liability Company Agreement, dated as of July 2014, that certain Second Amendment to Limited Liability Company Agreement, dated as of June 24, 2015 and that certain Third Amendment to Limited Liability Company Agreement, dated as of August 10, 2017 (as the same may be further amended and/or restated from time to time, the "Operating Agreement"), and further agrees to become a Class A Member (as defined in the Operating Agreement), bound by all of the terms and conditions of the Operating Agreement and this Membership Interest Purchase Agreement.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Popshots LLC

Founder Signature

Name: Michael Glickman

Title: Founder

Read and Approved (For IRA Use Only):

SUBSCRIBER:

Investor Signature

By: _____

By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

[Signature Page to Membership Interest Purchase Agreement and Operating Agreement]

Exhibit A

Capitalization

Member	Class A Units	Class B Units
Purchasers (in the Offering)	343,879	
Noteholders	171,821	
Michael Glickman	360,626	
Harley Bauer	150,000	
Jason Bauer	150,000	
Victor Bauer	150,000	
Other Investors	289,374	30,207
Other Advisors		38,333